1(212) 318-6275

rachaelschwartz@paulhastings.com

May 20, 2013	90368.00002

VIA EDGAR

Ms. Christina DiAngelo

Mr. James O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series, Inc.
File Nos.: 333-187946 and 811-07797

SunAmerica Specialty Series
File Nos.: 333-187956 and 811-21482
(each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. DiAngelo and Mr. O’Connor:

This letter is being filed to revise the response to Comment #23, which was filed as part of a CORRESP filing on May 15, 2013, in order to respond to Staff comments with respect to: (i) the Registration Statement on Form N-14 of SunAmerica Series, Inc. (the “Corporation”), which was filed with the Securities and Exchange Commission (“Commission”) on April 16, 2013 (SEC Accession No. 0001193125-13-156962), for the purpose of reorganizing the Focused Small-Cap Value Portfolio into the SunAmerica Strategic Value Portfolio, each a series of the Corporation, and (ii) the Registration Statement on Form N-14 of SunAmerica Specialty Series (the “Trust”), which was filed with the Commission on April 17, 2013 (SEC Accession No. 0001193125-13-158352), for the purpose of reorganizing the Focused Small-Cap Growth Portfolio, a series of the Corporation, into the SunAmerica Focused Alpha Growth Fund, a series of the Trust (each, a “Registration Statement” and collectively, the “Registration Statements”).

Comment #23: On page 9, Fee Tables, you have asked us to confirm whether the Total Annual Portfolio Operating Expense after Fee Waiver and/or Expense Reimbursement (Recoupment) of 1.68% for the Pro Forma Combined Portfolio—Class A reflects any recouped expenses.

Response #23: The Trust confirms that the amount shown under the Total Annual Portfolio Operating Expense after Fee Waiver and/or Expense Reimbursement (Recoupment) for the Pro Forma Combined Portfolio—Class A reflects 0.01% of recouped expenses and the fee table and examples in the Registration Statement have been revised to reflect the 0.01% of recouped expenses.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Paul Hastings LLP	75 East 55th Street	New York, NY 10022

t: +1.212.318.6000	www.paulhastings.com

May 20, 2013

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

for PAUL HASTINGS LLP

CC:	John E. McLean, Esq., SunAmerica Asset Management Corp.
Christopher J. Tafone, Esq., Paul Hastings LLP